LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 25, 2022
VIA EDGAR
Ms. Valerie Lithotomas
Mr. John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-267978
Horizon Kinetics Medical ETF (S000078972)
Horizon Kinetics SPAC Active ETF (S000078973)
Horizon Kinetics AAA-AA Floating Rate Debt CLO ETF (S000078974)
(each, a “Fund” and collectively, the “Funds”)
Dear Ms. Lithotomas and Mr. Kernan:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Form N-14 filed October 21, 2022 (SEC Accession No. 0000894189-22-007685) (the “N-14 Filing”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the N-14 Filing.
Comment 1.Please provide your analysis of the relevant factors, including those set forth in North American Security Trust (August 5, 1994), supporting the selection of the accounting survivors of the Kinetics Alternative Income Fund and the Kinetics Multi-Disciplinary Income Fund.
Response:    As noted in North American Security Trust, the Staff has stated that in determining whether a surviving fund “may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”1 The Staff then identified the following factors that should be considered: (i) the funds’ investment advisers, investment objectives, policies and restrictions; (ii) expense structures and expense ratios; (iii) asset size; and (iv) portfolio composition. The Staff further noted that these factors are substantially similar to the factors considered in determining the accounting survivor of a business combination involving investment companies.
As applied to the Reorganizations, each Acquiring Fund’s investment objective, principal investment strategies, portfolio holdings, expense structure and ratio, and certain investment policies will differ entirely or substantially from those of its related Target Fund as described in greater detail in the Combined Proxy Statement and Prospectus. In addition, each Acquiring Fund will operate as an exchange-traded fund rather than a mutual fund, and the Horizon Kinetics SPAC Active ETF, unlike its corresponding Target Fund, will be managed on a day-to-day basis by Ryan Heritage, LLP, the Acquiring Fund’s investment sub-adviser. Each Acquiring Fund, however, will continue to operate as an investment company registered pursuant to the Investment Company Act of 1940 (the “Investment Company Act”) managed by the same investment adviser, Horizon
1 North American Security Trust, SEC No-Action Letter (pub. avail. August 5, 1994) (“NAST”) (Emphasis added).

Kinetics Asset Management LLC. Similarly, while the form and state of organization of each Acquiring Fund will differ from that of its Target Fund, each will operate as a series the outstanding shares of which are owned by its shareholders and be subject to the oversight of a board of directors, the majority of which are not “interested persons” as that term is defined by the Investment Company Act. Therefore, while the Target Funds do not resemble the Acquiring Funds with respect to the factors highlighted in NAST, the Acquiring Funds will continue to possess the same general structural, regulatory and operational attributes and carry on the same fundamental business as the Target Funds.
Moreover, the Registrant is aware of the SEC Staff’s strong preference that the target entity be treated as the accounting survivor where the acquiring entity is a shell entity and the Staff’s related guidance pertaining to reverse acquisitions and reverse recapitalizations.2 The Acquiring Funds in the Reorganizations are similar in that they are shell funds initially. For these reasons, the Registrant determined that the Target Funds should be treated as the accounting survivors of the Reorganizations.
Comment 2.Please provide your tax analysis of the relevant factors supporting the expectations that for U.S. Federal Income Tax purposes, how the reorganizations of the Kinetics Alternative Income Fund and the Kinetics Multi-Disciplinary Income Fund may qualify as tax free reorganizations under the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended.
Response:    The Reorganization of each of the Kinetics Alternative Income Fund and the Kinetics Multi-Disciplinary Income Fund (each, a “Target Fund”) is intended to qualify under Section 368(a)(1)(F) of the Code and the regulations thereunder as a mere change in form. Accordingly, each Target Fund will transfer of all its assets and liabilities into a new series of the Listed Funds Trust (each, an “Acquiring Fund”), which was established to facilitate the Reorganization and has no assets, solely in exchange for shares of the Acquiring Fund. Each Target Fund will then immediately liquidate its assets in full by distributing to its shareholders the shares received in the exchange. The continuity of business enterprise test referenced by the Staff does not apply to reorganizations that qualify under Section 368(a)(1)(F) of the Code. See Treas. Reg. 1.368-1(b), 1.368-2(m)(2).
Comment 3.Please include a reference to available capital loss carryforwards for the target funds where Section 381(c) is discussed.
Response:    The Registrant has revised the disclosure in question to include reference to available capital loss carryforwards.
Comment 4.Please disclose the transaction costs and tax effects of the proposed portfolio repositioning of the Kinetics Alternative Income Fund and the Kinetics Multi-Disciplinary Income Fund.
Response:    Each Target Fund has unrealized losses which are expected to mitigate the tax consequences experienced by Target Fund Shareholders upon the liquidation of the Target Fund’s portfolio holdings. The Adviser has agreed to bear any transaction costs incurred by a Target Fund in connection with such liquidations, which it expects to be nominal.
Comment 5.Please update applicable hyperlinks to the Target Funds’ semi-annual report for the fiscal period ended June 30, 2022 as Staff notes that in one instance it is linking to the 2021 semi-annual report.
Response:    The Registrant has updated the applicable hyperlinks to the Target Funds’ semi-annual report for the fiscal period ended June 30, 2022.
2 See Topic 12 – Reverse Acquisitions and Reverse Recapitalizations, SEC Financial Reporting Manual available at https://www.sec.gov/corpfin/cf-manual/topic-12.

Comment 6.Please include a reference and hyperlink to the Target Funds’ semi-annual report in Appendix B.
Response:    The Registrant has revised the disclosure to include a reference and hyperlink to the Target Funds’ semi-annual report in Appendix B.
Comment 7.Please provide your legal analysis of the relevant factors supporting the performance survivor selection for the reorganizations of the Kinetics Alternative Income Fund and the Kinetics Multi-Disciplinary Income Fund. In addition, please include an explanation reconciling the proposed accounting and performance survivor analysis.
Response:    As discussed in response to Comment No. 1 above, each Acquiring Fund will differ significantly from its related Target Fund with respect to each of the factors identified in NAST. Specifically, each Acquiring Fund will have a different investment objective, different principal investment strategies, and certain investment policies will differ entirely or substantially from those of its related Target Fund. Each Acquiring Fund will have a different expense structure in that it will be subject to a unitary fee arrangement with a lower overall expense ratio. In addition, each Acquiring Fund will operate as an ETF the shares of which will be purchased and sold by shareholders in the secondary market at market prices rather than the Acquiring Fund’s NAV. With respect to investments, each Acquiring Fund is not expected to retain any of its Target Fund’s portfolio holdings following the completion of the Reorganization, and the Horizon Kinetics SPAC Active ETF, unlike its corresponding Target Fund, will be managed on a day-to-day basis by Ryan Heritage, LLP, the Acquiring Fund’s investment sub-adviser. As a result, from an investment perspective, the Horizon Kinetics SPAC Active ETF and the Horizon Kinetics AAA-AA Floating Rate Debt CLO ETF are effectively new funds rather than continuations or modifications of their respective Target Funds. Furthermore, the Registrant believes the significant differences in the aggregate render the past performance of the Target Funds at best valueless and at worst misleading to future shareholders regardless of the amount explanatory disclosure added. For these reasons, the Registrant believes it is appropriate to exclude from the Acquiring Funds’ Prospectus the prior performance of the Target Funds.
Comment 8.The Staff notes there is not substantive discussion of the KMF Board deliberations with respect to the benefits to shareholders of the changes in strategies of the Kinetics Alternative Income Fund and the Kinetics Multi-Disciplinary Income Fund. Please revise the disclosure to include a substantive discussion of the KMF Board’s deliberations of the proposed changes in principal investments strategies and risks associated with these reorganizations.
Response:    The Registrant has revised the disclosure in question to include a substantive discussion of the KMF Board’s deliberations of the proposed changes in principal investments strategies and risks associated with the reorganizations of the Kinetics Alternative Income Fund and the Kinetics Multi-Disciplinary Income Fund.
Comment 9.Please supplementally explain why the decision was made to convert these mutual funds to ETFs? Did the Adviser consider the possibility that some assets may be held in retirement accounts and if they would impact the conversion?
Response:    As noted in the KMF Board Considerations, the decision to convert the mutual funds to ETFs was made based on several factors including, but not limited to, a lower management fee and lower overall expenses, greater tax efficiency, greater transparency, and greater trading flexibility. The Adviser did consider the possibility some assets may be held in retirement accounts but believes the conversions are in the best interests of all shareholders.
Comment 10.Please provide a general timeline with respect to when the Registrant anticipates these reorganizations will be completed.
Response:    The Registrant anticipates that a special meeting of the shareholders of the Target Funds will be held on December 8, 2022, with the close of the Reorganizations anticipated to be, pending shareholder approval, at the end of the day on December 9, 2022.

Comment 11.If these reorganizations will not be subject to tax-free treatment, please explain how applicable shareholders will be notified.
Response:    The Registrant confirms that these reorganizations will be subject to tax-free treatment. If something were to unexpectedly change, the Target Funds would notify Target Fund Shareholders promptly via a supplement to the Combined Proxy Statement and Prospectus of a delay in the anticipated timing of the shareholder meeting while the Adviser and the KMF Board explore available options and whether to proceed with the reorganizations in a manner that would permit them to be treated as tax-free reorganizations.
Comment 12.Please consider highlighting at the beginning of the N-14 that the proposals are not dependent on each other.
Response:    The Registrant has added the following disclosure to the shareholder letter, which is consistent with the disclosure already found in the Q&A question, “What will happen if the Proposal is not approved by shareholders?”:
Therefore, if the shareholders of one Target Fund approve a reorganization, but shareholders of the other Target Funds have not approved the reorganizations of those applicable funds, the Target Fund having received shareholder approval may be reorganized into the corresponding Acquiring Fund while shareholders of the other Target Funds may be solicited further.
Comment 13.Please add disclosure to the question, “Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Funds?”, stating that there may be other fees and costs that were not reflected in the previous fee structure (for example brokerage fees).
Response:     The Registrant has added the following disclosure: “However, there may be other fees and costs incurred by shareholders in connection with the purchase and sale of shares of the Acquiring Funds, for example brokerage fees, that were not necessarily incurred by shareholders in connection with the purchase and sale of shares of the Target Funds.”
Comment 14.Supplementally, explain why moving from the advisory fee to a unitary fee is not materially different such that it requires shareholder approval under Rule 17a-8.
Response:     The advisory fee (i.e., in the form of a unitary fee) to be paid by the Acquiring Fund pursuant to the new advisory agreement will be less than the advisory fee currently paid by the Acquired Fund pursuant to the existing advisory agreement. As the SEC stated in footnote 23 of the adopting release for Rule 17a-8 “[w]e interpret section 15(a) to require shareholder approval of only material changes to an advisory contract, and thus have drafted the rule in a manner that reflects that interpretation. If, after the merger, the advisory fees payable by the acquiring fund will be greater than the advisory fees of the acquired fund, we would consider the increase in the advisory fee to be a material change requiring shareholder approval.” As noted, there is no increase in advisory fee in this case that would require shareholder approval. In fact, not only will Target Fund Shareholders receive comparable advisory services for a lesser advisory fee, they also will receive additional services relating to the Adviser’s facilitation of services to be provided to the Acquired Fund. While different than the terms of current advisory agreement, the latter unitary structure feature does not in and of itself otherwise require shareholder approval. Therefore consistent with the SEC’s statements regarding its intent with respect to requiring shareholder approval under Rule 17a-8, we do not believe the Acquiring Fund’s unitary advisory fee structure requires specific shareholder approval.
Comment 15.For the Funds going from diversified to non-diversified, please revise the disclosure to fully explain the differences of each to investors.
Response:     The Registrant has added the following disclosure:
The Acquiring SPAC ETF, unlike the Target Alternative Income Fund will be “non-diversified.” As a result, it may invest a greater percentage of its assets in the securities of a single issuer or a lesser number of issuers than if it was a diversified fund. As a result, the Acquiring SPAC ETF may be more exposed to the risks associated with and developments affecting an individual issuer or a lesser number of issuers than a fund that invests in a greater number of issuers. This may increase the Acquiring SPAC ETF’s volatility and cause the performance of a relatively small number of issuers to have a greater impact on the Acquiring SPAC ETF’s performance.
Comment 16.Please revise the disclosure, where applicable, to explain the difference in shareholder rights in going from a Maryland Corporation to a Delaware Statutory Trust. Specifically note if shareholder rights will be diminished in any way.
Response:     The Registrant has revised the disclosure to include a section entitled “Comparison of Maryland and Delaware Governing Instruments and State Law.”
Comment 17.Please revise the disclosure, where applicable, to prominently disclose if any current fee waiver in place is taken into account with respect to the statement that the unitary fee structure will be lower for shareholders.
Response:     The Registrant has revised the disclosure, where applicable, to indicate each Acquiring Fund is expected to experience lower overall expenses as compared to its corresponding Target Fund, including expenses after any applicable Target Fund fee waiver, because each Acquiring Fund will have a unitary fee structure pursuant to which the Adviser agrees to pay the Acquiring Fund’s operating expenses with only limited exceptions.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary